January 30, 2008
Via Edgar and Facsimile (202) 772-9208
Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	M&T Bank Corp. Definitive 14A
Filed March 5, 2007; File No. 01-9861
Dear Mr. Windsor:
This letter responds to your letter dated January 15, 2008 to M&T Bank Corporation (the “Company”). For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.
Compensation Discussion and Analysis, page 13
1.	Your disclosure in your 2007 Proxy, as well as in your response to our August 21, 2007 letter stresses the subjective nature of your compensation award process. However, your disclosure, particularly on page 15, as well as your responses to comments 2, 5 and 6 indicates that corporate performance compared to predetermined targets, as well as comparative performance, were significant factors underpinning the Committee’s award determinations. Please clarify that you will disclose the level of corporate performance compared to targeted amounts in your upcoming disclosure. Also, in your response to prior comment 6, you indicate that some of the targets are confidential because they might expose M&T to competitive harm if disclosed. To the extent that you believe that [the factors] continue to expose the company competitive harm if disclosed, please provide additional analysis regarding how each target could expose M&T to competitive harm, addressing specifically how targets for performance in a prior period continue to have potential for competitive harm.
Response: We respectfully disagree that disclosure of the financial components of our Goals and Objectives is appropriate in light of the nature of our incentive compensation program. As discussed below, corporate performance relative to predetermined targets is not a material factor in the Committee’s award determinations. The financial goals identified in our 2006

Compensation Discussion and Analysis (“CD&A”) are not a material factor in our compensation decisions and are not directly relevant to the Committee’s compensation actions. Indeed, we believe that disclosure would overstate the importance attached to these goals by management and the Committee — misrepresenting the nature of our incentive compensation program.
The purpose of the CD&A “is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Instruction 1 to Item 402(b) of Regulation S-K. The CD&A is a principles-based disclosure requirement that allows each company to tell its own story about its approach to compensation decisions. The materiality of financial objectives to those decisions varies by company. For the Company, performance against those objectives is just part of the total mix of information available to the Committee and not a significant factor considering when making awards.
In future CD&A’s, we intend to revise the phrase “Goals and Objectives.” By using that phrase in our 2007 proxy statement, we may have inadvertently suggested that the Committee uses a more formulaic approach to award decisions than it does in practice. The financial goals (earnings per share growth, return on assets, and return on equity) to which the 2006 CD&A refers are taken directly from the Company’s annual business plan. As we have previously stated, there are no predetermined financial targets that must be achieved in order for executive officers to earn a prescribed level of incentive compensation. Instead, at the end of the fiscal year, the Committee assesses a variety of factors in making incentive awards. Those factors include the CEO’s recommendations for senior executive bonuses, performance relative to the Corporation’s business plan and the Comparator Banks, composition of earnings, asset quality relative to the banking industry, responsiveness to the economic environment, achievement of business plans and cumulative stockholder return.
The immateriality of our financial targets also is reflected in the tax treatment of our awards. As we disclosed in our 2007 proxy statement, “the discretionary nature of our cash incentive awards may result in an amount of compensation not being deductible under Section 162(m) of the Internal Revenue Code, but management and the Nomination, Compensation and Governance Committee believe that there may be circumstances in which the provision of compensation that is not fully deductible but provides a stronger alignment of awards with performance achieved through a discretionary process warrants the expense.” Page 18. If we measured corporate performance relative to predetermined targets, our awards likely could be structured to qualify as “performance-based compensation” under Section 162(m).
We also believe that if the Staff were to require us to disclose our financial goals, it would be tantamount to asking us to reveal our business plan and performance against that plan to our competitors. Competition in the banking and financial services industry is intense. Earnings per share growth, return on assets, and return on equity are key measures of our business. Insight into our level of success in meeting our business plan may give our competitors insight into our areas of weakness and allow them to develop future strategies to exploit those weaknesses. Moreover, disclosure of those financial goals is not necessary for the protection of investors since they are not material to our compensation decisions.

2.	Please clarify how you will provide the information requested by comment 1 in future filings.
Response: Please see our response to comment no. 1.
* * * * *
The Company believes that the above information is responsive to your comments. If I can be of any assistance in facilitating your review, please contact me at (716)-842-5169.
We currently are drafting our CD&A for the 2008 proxy statement and will be meeting with the Committee in mid February. Accordingly, we would appreciate the Staff’s prompt review of our response.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Mark W. Yonkman
Mark W. Yonkman
Senior Vice President and General Counsel